Exhibit 12

CELANESE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor				Predecessor
	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2005	Six Months Ended September 30, 2004	Three Months Ended March 31, 2004
Earnings:
Earnings (loss) from continuing operations before tax and minority interest	74	(31)	220	(135)	72
Less:
Equity in net earnings of affiliates	(21)	(17)	(48)	(35)	(12)
Plus:
Income distributions from equity investments	14	15	60	21	15
Amortization of capitalized interest	—	2	3	4	2
Total fixed charges	85	106	363	243	16
Total earnings as defined before combined fixed charges	152	75	598	98	93
Fixed charges:
Interest expense	72	98	316	228	6
Capitalized interest	—	1	3	2	3
Estimated interest portion of rent expense	5	7	17	13	7
Cumulative undeclared and declared preferred stock dividends	3	—	7	—	—
Guaranteed payment to minority shareholders	5	—	20	—	—
Total combined fixed charges	85	106	363	243	16
Ratio of earnings to combined fixed charges(1)	1.8	—	1.6	—	5.8

(1)	Earnings were insufficient to cover combined fixed charges by $31 million and $145 million for the three months and six months ended September 30, 2004, respectively.